HEELYS, INC.
3200 Belmeade, Suite 100
Carrollton, Texas 75006

December 5, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  H. Christopher Owings

Re:	Heelys, Inc.
Registration Statement on Form S-1 (File No. 333-137046)

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Heelys, Inc. (the “Company”), the registrant with respect to the above-captioned registration statement, hereby respectfully requests acceleration of effectiveness of the registration statement to 3 p.m., Eastern time, December 7, 2006, or as soon thereafter as is practicable.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with respect to this matter.  Please advise our counsel, Alan J. Perkins at (214) 999-4683, or Robert Sarfatis at (214) 999-4245 if you have any questions and to advise us that the registration statement has been declared effective.

Very truly yours,

HEELYS, INC.

By:	/s/ Michael G. Staffaroni
Michael G. Staffaroni
Chief Executive Officer